Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

August 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – August 3, 2011

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
Delaware	333-147828-08	20-8650498
(States or other jurisdictions of incorporation or organization)	(Commission File Numbers)	(I.R.S. Employer Identification Numbers)

10511 East Central, Wichita, Kansas 67206

(Address of principal executive offices) (Zip code)

(316-676-7111)

(Registrant’s telephone number, including area code)

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On August 3, 2011, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the six months ended June 30, 2011. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated August 3, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Gina E. Vascsinec
Gina E. Vascsinec, Vice President and Controller (Principal Accounting Officer)

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Gina E. Vascsinec
Gina E. Vascsinec, Vice President and Controller (Principal Accounting Officer)

Dated: August 3, 2011

3

Exhibit 99.1

News Release

Media contact:	Investor Relations contact:
Nicole Alexander	Halet A. Murphy
+1.316.676.3212	+1.316.676.7705
Nicole_Alexander@hawkerbeechcraft.com	Halet_Murphy@hawkerbeechcraft.com
www.hawkerbeechcraft.com

Hawker Beechcraft Reports Second Quarter Earnings

New orders exceed cancellations for ninth consecutive quarter

Second Quarter 2011 Summary

•	New orders of $487 million exceeded cancellations of $80 million; backlog decreased by $175 million versus the first quarter of 2011

•	Revenues in the Business and General Aviation segment decreased by 17.4 percent and operating losses decreased by 11.5 percent versus the second quarter of 2010

•	Revenues in the Trainer/Attack Aircraft segment decreased by 4.0 percent and operating income decreased by 39.7 percent versus the second quarter of 2010

•	Revenues in the Global Customer Support segment increased by 5.0 percent and operating income increased by 26.1 percent versus the second quarter of 2010

WICHITA, Kan. (Aug. 3, 2011) – Hawker Beechcraft Acquisition Company, LLC (HBAC) today reported higher deliveries for the first half of 2011 as compared to the same period of 2010. The Company ended the second quarter of 2011 with $487 million in new orders versus $80 million in cancellations, the ninth consecutive quarter in which new orders exceeded cancellations. In addition, gross margin improved to $79.4 million in the second quarter of 2011 versus $72.5 million in the second quarter of 2010.

“Our aircraft deliveries increased for the first half of this year as compared to what we saw in the first half of 2010,” said Bill Boisture, Hawker Beechcraft Chairman and CEO. “Continuous improvement in EBITDA over the last four quarters is also an indication of the success of the investments we are making to drive efficiencies into our business. However, we continue to post losses driven primarily by performance in the Business and General Aviation (B&GA) segment.”

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Hawker Beechcraft Reports Second Quarter Earnings – Page 2

Second Quarter 2011 Financial Summary

Net Sales: The Company reported net sales for the three months ended June 30, 2011, of $581.7 million, a decrease of $57.6 million as compared to net sales of $639.3 million in the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Operating Income: During the three months ended June 30, 2011, the Company recorded an operating loss of $19.6 million, an improvement of $1.1 million as compared to an operating loss of $20.7 million during the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Liquidity: On June 30, 2011, available liquidity was $382.4 million as compared to $546 million on March 31, 2011. The decrease was due to a variety of factors, including temporary supply disruptions that have contributed to an otherwise anticipated seasonal inventory increase in preparation for deliveries during the third and fourth quarters of 2011.

On July 21, the Company drew $25 million on its revolving credit facility in order to keep a prudent amount of cash on hand as it works through the supply issues, seasonal slowdown and working capital swings driven by transformative projects. The Company anticipates making additional draws on the revolver, which currently has approximately $214 million of availability, in order to maintain an appropriate supply of cash.

Backlog: The Company’s backlog was $1.4 billion on June 30, 2011, as compared to $1.5 billion on March 31, 2011, with deliveries of $582 million, new orders of $487 million and cancellations of $80 million. Approximately 42 percent of the backlog on June 30, 2011, represented orders that are not expected to be delivered in the next 12 months.

Business Segment Summary

Business and General Aviation

Deliveries: Year-to-date aircraft deliveries in the B&GA segment are basically flat with 89 planes delivered in 2011 versus 88 deliveries in the same period of 2010. The Company reported 44 deliveries in the second quarter of 2011 versus 54 deliveries in the same period of 2010. The primary contributor to the difference in deliveries was an unusually high volume of 17 piston deliveries in the second quarter of 2010 as compared to the more typical level of 9 deliveries in the second quarter of 2011. The Company has also experienced supply disruptions that have affected production of Hawker 4000 and King Air aircraft, causing deferral of some planned Hawker 4000 deliveries in the second quarter. The Company currently anticipates resolution of the

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Hawker Beechcraft Reports Second Quarter Earnings – Page 3

supply issues during the third and fourth quarters of 2011, but expects this will also result in fewer than planned deliveries of Hawker 4000 and King Air aircraft in the second half of the year.

Sales: The B&GA segment reported sales of $291.9 million in the second quarter 2011; a decrease of $61.6 million as compared to sales of $353.5 million in the same period of 2010. More than half of this decrease was due to a reduction in revenues from the sale of used aircraft received as trade-ins, highlighting the Company’s continued low inventory of pre-owned aircraft. In addition, a higher percentage of lower priced aircraft were delivered in the second quarter of 2011 as compared to the same period of 2010.

Operating Income: The B&GA segment recorded an operating loss of $64.9 million for the second quarter of 2011; an improvement of $8.4 million as compared to $73.3 million during the same period of 2010. Gross margin in this segment also improved by $3.8 million versus the second quarter of 2010.

“Ongoing market concerns in Europe and around the globe continue to dampen confidence of buyers worldwide, which is evidenced by the continued softness in our primary segments, especially the light and mid jet market,” Boisture said. “Our decreased jet deliveries are reflective of this and are not dissimilar to what is being experienced throughout the industry. However, we continue to see strong demand for our Beechcraft products, including special mission applications for the King Air lineup, which is a positive reflection of the diversification of our product portfolio.”

Global Customer Support

Sales: The Global Customer Support (GCS) segment reported sales of $141.2 million in the second quarter of 2011; an increase of $6.7 million as compared to $134.5 million during the same period of 2010. The increase in revenue was primarily due to increased maintenance services.

Operating Income: The GCS segment recorded operating income of $26.1 million for the second quarter of 2011; an increase of $5.4 million as compared to $20.7 million during same period of 2010. Year-to-date operating income of $48.2 million in 2011 also increased by $7.1 million versus year-to-date 2010 operating income of $41.1 million.

“We continue to capitalize on opportunities to improve the customer experience through our GCS organization,” Boisture said. “One of the key ways we are doing this is by fulfilling customer requests for upgrade options on fielded aircraft, including an announcement at the European Business Aviation Convention and Exhibition of the new King Air 200GTR. This aftermarket upgrade joins the Hawker 800XPR and Hawker 400XPR programs, both of which continue to generate great interest in the marketplace. Further, Hawker Beechcraft Services announced plans recently for a new facility in Wilmington, Del., to service customers in the Northeast U.S.”

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Hawker Beechcraft Reports Second Quarter Earnings – Page 4

Trainer/Attack

Deliveries: Deliveries in the Trainer/Attack Aircraft segment are basically flat with 21 deliveries in the second quarter 2011 versus 22 deliveries in the same period of 2010.

Sales: The Trainer/Attack Aircraft segment reported sales of $177.5 million in the second quarter of 2011; a decrease of $7.3 million as compared to $184.8 million during the same period of 2010. The decrease in revenue was primarily due to a difference in mix of aircraft completion percentages versus the same period of 2010 since the Company recognizes revenue on the percentage of completion accounting method.

Operating Income: The Trainer/Attack Aircraft segment recorded operating income of $19.3 million for the second quarter 2011; a decrease of $12.7 million as compared to $32 million during the same period of 2010. The decrease in operating income was primarily due to adjustments to final contract cost estimates, as required by the percentage of completion accounting method, being less favorable period over period.

“The trainer/attack segment remains solid for the company,” Boisture said. “We reached another milestone in the T-6 program this quarter with the delivery of the 700th aircraft, which was received by the Royal Moroccan Air Force. As for our AT-6 Light Attack aircraft, we understand the contract award from the U.S. Air Force for the Light Air Support program is imminent. We continue to believe that the AT-6 is the leader in this competition and the right solution for the missions of the USAF and its Building Partner capacity initiatives.”

Other Developments

The Company launched a dedicated Special Mission demonstrator aircraft in June at the Paris Air Show. This move is reflective of the positive demand for this area of the business. In addition, the King Air 250 received FAA certification in early June and deliveries commenced immediately following. In the area of product development, the Hawker 200 continues to meet or exceed its performance targets as part of the certification program schedule. The final certification aircraft completed its first flight in early June and joined three other aircraft in the program, the first Hawker 200 and two modified Premier aircraft, and will be used for systems certification, functional and reliability testing, and interiors certification.

Finally, Hawker Beechcraft has entered into its regularly scheduled contract negotiations with the International Association of Machinists and Aerospace Workers (IAMAW). The current labor agreement expires on Aug. 7, 2011.

“We are partnering together with IAMAW to forge a future under the present conditions as we see them and in light of an outlook for the next few years that are unprecedented in our industry,” Boisture said. “We

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Hawker Beechcraft Reports Second Quarter Earnings – Page 5

recognize that our partnership must also support a future of efficient growth with increases in employment when market conditions warrant. We are confident in our partnership and believe that our discussions will have a positive outcome for our customers and for all the people of Hawker Beechcraft.”

“Overall, we continue to operate in a very difficult environment,” Boisture said. “We face aggressive foreign competition and forecasted weak market demand. Despite this, we are continuing to invest in projects to transform ourselves into a leaner and more efficient manufacturer and in our people through training and education programs. These things combined will help us emerge from this downturn as a stronger, more agile company delivering incredible quality to our customers around the globe.”

Form 10-Q and Earnings Conference Call

Additional financial information is included in the attached tables and in our 2011 Quarterly Report on Form 10-Q, which we intend to file with the Securities and Exchange Commission on Aug. 9, 2011.

HBAC’s second quarter 2011 earnings results conference call will be held Thursday, Aug. 4, 2011, at 10 a.m. CDT. To participate, visit www.hawkerbeechcraft.com/investor_relations/podcasts to register and receive the dial-in number and pass code needed to join the call. A recording will be posted to the same web page after the call and be available for 45 days. In addition, materials that will be discussed during the call are available for download at www.hawkerbeechcraft.com/investor_relations/presentations.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. Our headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. We lead the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

All statements that are not reported financial results or other historical information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This release includes forward-looking statements including, for example, statements about our business outlook, our supply chain, our liquidity, our products, including the timing of new product introductions, and the markets in which we operate, including growth of our various markets and our expectations, beliefs, plans, strategies, objectives, prospects, and assumptions for future events or performance. These forward-looking statements are not guarantees of future performance. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are also based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by, the forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are disruption in supply from key vendors; work stoppages at our operations facilities; the substantial leverage and debt service resulting from our indebtedness; production delays resulting from lack of regulatory certifications; general business and economic conditions; competition in our existing and future markets; lack of market acceptance of our products and services; loss or retirement of key executives; and other risks disclosed in our filings with the Securities and Exchange Commission.

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Hawker Beechcraft Reports Second Quarter Earnings – Page 6

Appendix

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

	Three Months Ended
	June 30, 2011	June 27, 2010
Business and General Aviation:
Hawker 4000	1	4
Hawker 900XP	4	3
Hawker 800XP	—	1
Hawker 750	2	1
Hawker 400XP	—	2
Premier	3	2
King Air	25	24
Pistons	9	17

Total Business & General Aviation	44	54

T-6	21	22

Total deliveries	65	76

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Hawker Beechcraft Reports Second Quarter Earnings – Page 7

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended June 30, 2011

(In millions)

		Quarter Ended
	Trailing 12 Months	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Net (loss) income attributable to parent company	$(310.7)	$(51.3)	$(74.8)	$(65.9)	$(118.7)

Net income attributable to non-controlling interest	0.4	0.1	—	0.2	0.1

Provision for income taxes	(1.9)	(1.2)	1.0	(2.6)	0.9

Interest expense, net	128.3	32.8	36.7	21.5	37.3

Operating income adjustments:

Depreciation and amortization	133.7	32.5	34.0	34.5	32.7

EBITDA	(50.2)	12.9	(3.1)	(12.3)	(47.7)

Adjustments to EBITDA:

Exclude loss (gain) recognized on derivative instruments related to ineffective hedge activity and balance translation remeasurement	(3.2)	(0.7)	—	—	(2.5)

Exclude restructuring and pension curtailment costs recorded during the period	15.9	5.2	1.5	7.4	1.8

Exclude consulting services and internal costs related to cost reduction initiatives	77.6	21.8	17.4	17.8	20.6

Exclude other non-cash impairment charges	26.6	—	—	25.6	1.0

Exclude non-cash stock-based and deferred compensation	3.9	0.6	1.0	1.2	1.1

Adjusted EBITDA	$70.6	$39.8	$16.8	$39.7	$(25.7)

EBITDA and Adjusted EBITDA are non-GAAP financial measures that are useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. They are not intended as substitutes for an evaluation of our results as reported under GAAP and are presented for informational purposes only.

Trailing twelve months loss before income tax includes $91.3 million related to loss-making aircraft. These charges have not been included as adjustments to the Adjusted EBITDA presented.